Filed Pursuant to Rule 424(b)(3)

1933 Act File No. 333-262271

June 3, 2026

SUPPLEMENT TO THE

HARTFORD SCHRODERS PRIVATE OPPORTUNITIES FUND PROSPECTUS

DATED JULY 28, 2025, AS RESTATED NOVEMBER 3, 2025

This Supplement contains new and additional information and should be read in connection with your Prospectus.

On June 3, 2026, The Hartford Insurance Group, Inc. (“The Hartford”) and Wellington Management Company LLP (“Wellington”) announced that they had reached a definitive agreement under which Wellington Investment Advisors Holdings, LLP (“WIAH”), Wellington’s corporate parent, will acquire Hartford Funds Management Group, Inc. (“HFMG”) and certain affiliates (including Hartford Funds Management Company, LLC (“HFMC”)), a leading provider of investment solutions for the wealth management market. Upon closing, HFMG will be integrated into Wellington’s U.S. Wealth business, one of the world’s largest asset management firms with over $1 trillion in assets under management. This transaction will allow Wellington to offer advisors and investors broader investment capabilities, a deeper distribution platform, and more integrated support across the wealth management landscape.

The resulting company will be wholly owned by Wellington and will operate under the Wellington name. The transaction has been approved by both The Hartford and Wellington and is expected to close in the first quarter of 2027.

Following the closing of the above transaction, HFMC or an affiliate will continue to serve as the investment adviser or manager to the Fund listed above contingent upon the approval of the Fund’s Board of Trustees and the Fund’s shareholders.

This Supplement should be retained with your Prospectus for future reference.

HV-7793	June 2026